

June 18, 2009

Mr. Ron E. Hooper
Senior Vice President and Administrator
Dominion Resources Black Warrior Trust
U.S. Trust, Bank of America
Private Wealth Management
901 Main Street, 17th Floor
Dallas, Texas 75202

> **Re:** **Dominion Resources Black Warrior Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-11335**

Dear Mr. Hooper:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Legal Proceedings, page 42

1. We note your statement that "[t]he trustee does not believe this litigation will have a material effect on the Trust's financial statements." Please reconcile this statement with your statements on pages 50 and 64 that, "[a]t the time of filing of

       this Form 10-K, the Trustee does not have sufficient information to make a
determination as to the materiality of this litigation."

<u>Trustee's Report on Internal Control Over Financial Reporting, page 64</u>

2.   We note you qualify your internal control over financial reporting with the
additional phrase, "modified cash basis." Please revise your statement to remove
the additional qualifying phrase or state why it should be included.

<u>Certifications, exhibit 31.1</u>

3.   Please ensure that your certifications match the <u>exact</u> form set forth in Item
601(b)(31) of Regulation S-K. For example, we note that you used the phrase
"annual report" instead of "report" throughout the certification.

<u>Closing Comments</u>

      Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director